UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 26, 2021

EXPERIENCE INVESTMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39046	84-1890381
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 St, Paul St., Suite 800
Denver, CO 80206

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (720) 284-6400

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	EXPCU	The NASDAQ Stock Market LLC
Class A Common Stock, par value $0.0001 per share	EXPC	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock for $11.50	EXPCW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On April 12, 2021, the Securities and Exchange Commission (the “SEC”) released a public statement (the “Public Statement”) informing market participants that warrants issued by special purpose acquisition companies (“SPACs”) may require classification as a liability of the entity measured at fair value, with changes in fair value each period reported in earnings. Experience Investment Corp. (the “Company” or “EIC”) has previously classified its private placement warrants and public warrants (collectively, the “warrants”) as equity. For a description of the Company’s warrants, please refer to the Company’s final prospectus filed in connection with its initial public offering (“IPO”) on September 13, 2019 (“Final Prospectus”).

On April 26, 2021, management of the Company and the Audit Committee of the Board of Directors of the Company determined that the Company’s balance sheet as of September 17, 2019 (date of IPO), its quarterly unaudited financial statements for the periods ended September 30, 2019, March 31, 2020, June 30, 2020 and September 30, 2020, and its audited financial statements for the period from May 24, 2019 (Inception) through December 31, 2019 and the year ended December 31, 2020 (collectively, the “Affected Periods”) should no longer be relied upon due to changes required for alignment with the SEC’s Public Statement.

The SEC’s Public Statement discussed “certain features of warrants issued in SPAC transactions” that “may be common across many entities.” The Public Statement indicated that when one or more of such features is included in a warrant, the warrant “should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings.” Following consideration of the guidance in the Public Statement, while the terms and quantum of the warrants as described in the Final Prospectus have not changed, the Company concluded the warrants do not meet the conditions to be classified in equity and instead, the warrants meet the definition of a derivative under Accounting Standards Codification Topic 815, Derivatives and Hedging, under which the Company should record the warrants as liabilities on the Company’s balance sheet. The Company has discussed this approach with its independent registered public accounting firm, Marcum LLP, and intends to file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 10, 2021 (the “Amended 10-K”) reflecting this reclassification of the warrants and offering costs adjustments for the Affected Periods. The Company is working diligently with its auditors and an independent valuation expert to finalize the valuation of the warrants and file the Amended 10-K as soon as practicable. The adjustments to the financial statement items for the Affected Periods will be set forth through expanded disclosure in the financial statements included in the Amended 10-K, including further describing the restatement and its impact on previously reported amounts.

On a preliminary unaudited basis, the accounting for warrants as a derivative liability and offering costs adjustments are expected to result in the changes set forth in the table below to the financial results reported in the Affected Periods. The table below is only a summary of the adjustments expected to be reflected in the Amended 10-K, and the adjustments shown below are preliminary and remain subject to change pending the completion of the audit relating thereto.

SUMMARY FINANCIAL STATEMENT IMPACT
(Preliminary, unaudited)
Balance Sheet as of September 17, 2019	As Reported	Historical Adjustment	Period Adjustment	As Adjusted
Warrant Liability	$—	—	18,300,000	$18,300,000
Class A common stock subject to possible redemption	261,909,820	—	(18,300,000)	243,609,820
Class A common stock	131	—	183	314
Additional paid-in capital	$5,000,481	—	636,486	$5,636,967
Accumulated deficit	$(1,297)	—	(636,669)	$(637,966)
Total Stockholders’ Equity	$5,000,003	—	0	$5,000,003

Number of shares subject to possible redemption	26,190,982	—	(1,830,000)	24,360,982

Balance Sheet as of September 30, 2019
Warrant Liability	$—	18,300,000	(333,333)	$17,966,667
Class A common stock subject to possible redemption	262,009,255	(18,300,000)	333,333	244,042,588
Class A common stock	131	183	(3)	311
Additional paid-in capital	$4,901,046	636,486	(333,330)	$5,204,202
Retained earnings	98,139	(636,669)	333,333	(205,197)
Total Stockholders’ Equity	$5,000,004	0	—	$5,000,004

Number of shares subject to possible redemption	26,187,385	—	(1,795,738)	24,391,647

Balance Sheet as of December 31, 2019
Warrant Liability	$—	17,966,667	(1,850,000)	$16,116,667
Class A common stock subject to possible redemption	262,695,890	(17,966,667)	1,850,000	246,579,223
Class A common stock	132	180	(19)	293
Additional paid-in capital	$4,214,410	303,156	(1,849,982)	$2,667,585
Retained earnings	$784,778	(303,336)	1,850,000	$2,331,442
Total Stockholders’ Equity	$5,000,008	0	—	$5,000,008

Number of shares subject to possible redemption	26,180,927	—	(1,606,227)	24,574,700

Statement of Operations for the period from May 24, 2019 (Inception) through December 31, 2019
Net income	$784,778	(303,336)	1,850,000	$2,331,442
Basic and diluted weighted average shares outstanding, common stock	7,170,375	—	—	7,170,375
Basic and diluted net loss per common share, common stock	$(0.01)	—	—	$0.21

SUMMARY FINANCIAL STATEMENT IMPACT
(Preliminary, unaudited)

Balance Sheet as of March 31, 2020
Warrant Liability	$—	16,116,667	(5,125,000)	$10,991,667
Class A common stock subject to possible redemption	263,267,961	(16,116,667)	5,125,000	252,276,294
Class A common stock	134	161	(51)	244
Additional paid-in capital	$3,642,337	(1,546,825)	(5,124,949)	$(3,029,437)
Retained earnings	$1,356,849	1,546,664	5,125,000	$8,028,513
Total Stockholders’ Equity	$5,000,008	—	—	$5,000,008

Number of shares subject to possible redemption	26,163,140	—	(1,092,334)	25,070,806

Balance Sheet as of June 30, 2020
Warrant Liability	$—	10,991,667	2,508,333	$13,500,000
Class A common stock subject to possible redemption	263,261,986	(10,991,667)	(2,508,333)	249,761,986
Class A common stock	134	110	25	269
Additional paid-in capital	$3,648,312	(6,671,774)	2,508,308	$(515,154)
Retained earnings	$1,350,867	6,671,664	(2,508,333)	$5,514,198
Total Stockholders’ Equity	$5,000,001	—	—	$5,000,001

Number of shares subject to possible redemption	26,156,915	—	(1,341,319)	24,815,596

Balance Sheet as of September 30, 2020
Warrant Liability	$—	13,500,000	5,025,000	$18,525,000
Class A common stock subject to possible redemption	263,161,825	(13,500,000)	(5,025,000)	244,636,825
Class A common stock	136	135	50	321
Additional paid-in capital	$3,748,471	(4,163,466)	5,024,950	$4,609,955
Retained earnings	$1,250,712	4,163,331	(5,025,000)	$389,043
Total Stockholders’ Equity	$5,000,007	—	—	$5,000,007

Number of shares subject to possible redemption	26,141,235	—	(1,840,185)	24,301,050

Balance Sheet as of December 31, 2020
Warrant Liability	$—	18,525,000	18,241,667	$36,766,667
Class A common stock subject to possible redemption	262,823,607	(18,525,000)	(18,241,667)	226,056,940
Class A common stock	136	185	182	504
Additional paid-in capital	$4,086,689	861,484	18,241,485	$23,189,657
Retained earnings (Accumulated deficit)	$912,496	(861,669)	(18,241,667)	$(18,190,840)
Total Stockholders’ Equity	$5,000,009	—	—	$5,000,009

Number of shares subject to possible redemption	26,136,620	—	(3,656,279)	22,480,341

Statement of Operations for the year ended December 31, 2020
Net income (loss)	$127,718	(2,408,333)	(18,241,667)	$(20,522,282)
Basic and diluted weighted average shares outstanding, common stock	8,214,508	—	—	8,214,508
Basic and diluted net loss per common share, common stock	$(0.05)	—	—	$(2.56)

Item 8.01 Other Events.

EIC Special Meeting Scheduled for May 5, 2021

With respect to the special meeting of EIC’s stockholders that is scheduled to occur on Wednesday, May 5, 2021 at 10:00 a.m. (New York City time), EIC does not believe the application of the Public Statement to its financial statements would materially impact its stockholders’ consideration of the business combination proposal and other proposals to be considered and voted upon at the meeting.

The terms and quantum of the warrants and all other securities issued by EIC have not changed and the expected restatement of its financial statements is not indicative of any change in management’s expectations regarding the business prospects for EIC or the post-business combination company. The restatement is required for alignment with the Public Statement and would be undertaken regardless of the completion of the business combination. For those and other reasons, EIC does not believe the restatement should materially impact its stockholders’ consideration of the business combination proposal and other proposals to be considered and voted upon at the meeting.

Increased Volatility of Financial Results

As a result of the change to liability accounting for EIC’s warrants, unrealized net losses or gains resulting from changes in the fair value of the warrants will be recognized in the post-combination company’s financial results following the closing of the business combination of EIC and Blade Urban Air Mobility, Inc. The share price of our Class A common stock represents the primary underlying variable that impacts the fair value determination. Additional factors that impact the fair value determination include the volatility of our stock price, discount rates and stated interest rates. As a result, our consolidated financial statements and results of operations will fluctuate quarterly, based on various factors, such as the share price of our Class A common stock, many of which are outside of our control. In addition, we may change the underlying assumptions used in our valuation model, which could result in significant fluctuations in our results of operations. If our stock price is volatile, we expect that we will recognize non-cash gains or losses on the outstanding warrants each reporting period and that the amount of such gains or losses could be material. The impact of changes in the fair value of the warrants on earnings may have an adverse effect on the market price of our Class A common stock.

Material Weakness in Internal Control over Financial Reporting

As a result of the determination that the warrants were improperly accounted for as equity for each of the Affected Periods and that an Amended 10-K is required to be filed to correctly classify the warrants as liabilities in the financial statements for the Affected Periods, EIC’s management concluded that a material weakness in EIC’s internal control over financial reporting exists related to the accounting for a significant and unusual transaction related to the warrants EIC issued in connection with the IPO.

Additional Information about the Business Combination and Where to Find It

This communication relates to the proposed Business Combination between Blade and EIC. This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. EIC has filed with the SEC a Registration Statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to the EIC’s stockholders in connection with EIC’s solicitation of proxies for the vote by EIC’s stockholders with respect to the business combination with Blade and other matters described therein, as well as the prospectus relating to the offer and sale of the securities of EIC to be issued in the business combination. The Form S-4 was declared effective by the SEC on April 6, 2021 and the definitive proxy statement/prospectus and other relevant documents were mailed to EIC’s stockholders of record as of March 17, 2021. EIC’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with EIC’s solicitation of proxies for the Special Meeting because the proxy statement/prospectus contains important information about EIC, Blade and the business combination. Stockholders are also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to Experience Investment Corp., 100 St. Paul St., Suite 800, Denver, CO 80206 or mrichardson@riverinc.com.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of federal securities laws, including with respect to the proposed business combination of Blade and EIC, the impact of the Public Statement, the change to liability accounting on EIC’s and the post-business combination company’s financial statements and the Summary Financial Statement Impact included above. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. Such factors can be found in EIC’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and also in the Form S-4 and EIC’s definitive proxy statement/prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us or the business combination with Blade. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and EIC and Blade undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

Participants in the Solicitation

EIC, Blade and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of EIC’s stockholders with respect to the approval of the business combination with Blade. EIC and Blade urge investors, stockholders and other interested persons to read the Form S-4 and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as this Current Report on Form 8-K and other documents filed with the SEC in connection with the business combination, as these materials contain important information about Blade, EIC and the business combination. Information regarding the participants in the proxy solicitation, including EIC’s directors and officers and Blade’s directors and officers, and a description of their respective direct and indirect interests, by security holdings or otherwise, is included in the Form S-4 and the definitive proxy statement/prospectus for the business combination. Each of these documents is available at the SEC’s website or by directing a request to EIC as described above under “Additional Information about the Business Combination and Where to Find It.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPERIENCE INVESTMENT CORP.

Dated: April 28, 2021	By:	/s/ Charlie Martin
	Name:	Charlie Martin
	Title:	Chief Financial Officer